United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 22, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

22 May 2025

Coca-Cola Europacific Partners plc – Results of 2025 Annual General Meeting

The Annual General Meeting of Coca-Cola Europacific Partners plc (the “Company”) was held at Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom on 22 May 2025.

All 29 resolutions put to the members were passed on a poll. Accordingly, resolutions 1 to 24 were passed as ordinary resolutions and resolutions 25 to 29 were passed as special resolutions.

The results of the polls are set out below:

Resolution		For (see note 1)		Against (see note 1)		Issued share capital represented by votes (see note 2) %	Votes withheld (see note 3)
		Votes	%	Votes	%
1	Receipt of the Report and Accounts	411,028,905	99.99	34,530	0	89.66	206,410
2	Approval of the Directors’ Remuneration Report	407,667,908	99.14	3,521,742	0.85	89.69	80,195
3	Election of Sol Daurella as a director of the Company	376,687,048	91.61	34,486,218	8.38	89.69	96,579
4	Election of Robert Appleby as a director of the Company	408,483,425	99.33	2,714,598	0.66	89.69	71,822
5	Re-election of Manolo Arroyo as a director of the Company	336,109,239	81.92	74,169,237	18.07	89.49	991,369
6	Re-election of Guillaume Bacuvier as a director of the Company	408,686,562	99.39	2,487,911	0.6	89.69	95,372
7	Re-election of John Bryant as a director of the Company	401,092,670	97.54	10,105,029	2.45	89.69	72,146
8	Re-election of José Ignacio Comenge as a director of the Company	351,104,553	85.57	59,174,061	14.42	89.49	991,231
9	Re-election of Damian Gammell as a director of the Company	408,575,613	99.36	2,597,434	0.63	89.69	96,798
10	Re-election of Nathalie Gaveau as a director of the Company	409,909,703	99.69	1,264,846	0.3	89.69	95,296
11	Re-election of Álvaro Gómez-Trénor Aguilar as a director of the Company	405,092,974	98.54	5,994,215	1.45	89.67	182,656
12	Re-election of Mary Harris as a director of the Company	380,238,300	92.48	30,884,177	7.51	89.68	147,368

13	Re-election of Thomas H. Johnson as a director of the Company	372,883,402	90.69	38,239,475	9.3	89.68	146,968
14	Re-election of Alfonso Líbano Daurella as a director of the Company	405,640,873	98.67	5,446,816	1.32	89.67	182,156
15	Re-election of Nicolas Mirzayantz as a director of the Company	408,882,601	99.43	2,315,817	0.56	89.69	71,427
16	Re-election of Mark Price as a director of the Company	389,084,805	94.63	22,036,092	5.36	89.68	148,948
17	Re-election of Nancy Quan as a director of the Company	404,686,854	98.44	6,402,080	1.55	89.67	180,911
18	Re-election of Mario Rotllant Solá as a director of the Company	404,098,425	98.29	6,988,914	1.7	89.67	182,506
19	Re-election of Dessi Temperley as a director of the Company	409,950,892	99.69	1,246,179	0.3	89.69	72,774
20	Reappointment of the Auditor	408,882,041	99.49	2,067,754	0.5	89.64	320,050
21	Remuneration of the Auditor	410,236,449	99.76	967,259	0.23	89.69	66,137
22	Political donations	409,602,531	99.63	1,487,375	0.36	89.67	179,939
23	Authority to allot new shares	403,667,472	98.17	7,511,100	1.82	89.69	91,273
24	Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code (see note 5)	183,524,500	74.95	61,313,605	25.04	53.41	166,431,740
25	General authority to disapply pre-emption rights	405,714,735	98.9	4,505,808	1.09	89.48	1,049,302
26	General authority to disapply pre-emption rights in connection with an acquisition or specified capital investment	409,734,864	99.82	718,510	0.17	89.53	816,471
27	Authority to purchase own shares on market	407,902,925	99.22	3,197,438	0.77	89.67	169,482

28	Authority to purchase own shares off market	403,599,665	98.22	7,309,560	1.77	89.63	360,620
29	Notice period for general meetings other than annual general meetings	404,754,799	98.43	6,435,857	1.56	89.69	79,189

The results for the election and re-election of independent non-executive directors, excluding the votes cast by Olive Partners, S.A. as the Company’s controlling shareholder, are set out below (see note 4):

Resolution		For (see note 4)		Against (see note 4)		Issued share capital represented by votes%	Votes withheld (see note 3)
		Votes	%	Votes	%
4	Election of Robert Appleby as a director of the Company	242,354,439	98.89	2,714,598	1.1	53.46	71,822
6	Re-election of Guillaume Bacuvier as a director of the Company	242,557,576	98.98	2,487,911	1.01	53.45	95,372
7	Re-election of John Bryant as a director of the Company	234,963,684	95.87	10,105,029	4.12	53.46	72,146
10	Re-election of Natalie Gaveau as a director of the Company	243,780,717	99.48	1,264,846	0.51	53.45	95,296
12	Re-election of Mary Harris as a director of the Company	214,109,314	87.39	30,884,177	12.6	53.44	147,368
13	Re-election of Thomas H. Johnson as a director of the Company	206,754,416	84.39	38,239,475	15.6	53.44	146,968
15	Re-election of Nicolas Mirzayantz as a director of the Company	242,753,615	99.05	2,315,817	0.94	53.46	71,427

16	Re-election of Mark Price as a director of the Company	222,955,819	91	22,036,092	8.99	53.44	148,948
19	Re-election of Dessi Temperley as a director of the Company	243,821,906	99.49	1,246,179	0.5	53.46	72,774

Notes:

1	Votes “For” and “Against” are expressed as a percentage of votes received.
2	As at 3:30pm on Tuesday 20 May 2025, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company’s register of members, there were 458,454,255 ordinary shares in issue.

3	A “Vote Withheld” is not a vote in law and is not counted in the calculation of the proportion of votes “For” or “Against” a resolution.
4
Under the UK Listing Rules (the “UKLR”), Olive Partners, S.A. (“Olive”) is treated as a “controlling shareholder” of the Company (that is, it exercises or controls more than 30% of the voting rights of the Company). In accordance with UKLR 6.2.5R, the election and re-election of CCEP’s independent non-executive directors must be conducted in accordance with UKLR 6.2.8R and 6.2.9R. Accordingly, the votes by CCEP’s shareholders excluding Olive and its presumed concert parties (the “Independent Shareholders”) in respect of resolutions 4, 6, 7, 10, 12, 13, 15, 16 and 19 have been counted and set out separately to determine whether these resolutions have been approved by a majority of the Independent Shareholders.

5	Resolution 24 was put to the AGM as a resolution of the Independent Shareholders.

Resolution 24, being the ordinary resolution to approve the waiver by the Panel on Takeovers and Mergers under Rule 9 of the City Code on Takeovers and Mergers (the “Rule 9 Waiver”) in connection with the Company’s buyback programme, was duly passed by 74.95% of the votes cast by the Independent Shareholders with 25.04% of votes cast against. Resolution 24 is a standing agenda item at each Annual General Meeting to enable CCEP to exercise the authorities under resolution 27 to purchase its own shares on market and resolution 28 to purchase its own shares off market, which were passed with majorities of 99.22% and 98.22% respectively. This will enable CCEP to make use of the option to return value to shareholders through a possible future buyback programme. Had resolution 24 not been passed, the Company would not have been able to effect such buyback programmes, as explained in the Notice of AGM and also in the Letter to Shareholders issued via RNS on 12 May 2025.

CCEP intends to continue to engage with ISS on their standing policy to generally recommend a vote against Rule 9 waivers, which we believe may be a contributing factor in influencing investor decisions in this regard. In addition, CCEP will continue to engage, in the normal course and as appropriate, with shareholders who did not support resolution 24 to understand the reasons for their vote against the proposal and to continue a transparent and constructive dialogue on this topic. In accordance with provision 4 of the UK Corporate Governance Code, the Company will publish an update on this engagement, in accordance with the UK Corporate Governance Code, within six months of the 2025 AGM and a final summary in the Company's Annual Report for the 2025 Financial Year.

Olive is currently interested in 166,128,987 shares in the Company and the Rule 9 Waiver does not entitle Olive to be interested in a greater number of shares. The Rule 9 Waiver would allow Olive’s interest in shares as a percentage of the Company’s total shares to increase as a result of the exercise of the Company’s authorities to purchase its own shares, but only to the extent that the resulting interest of Olive, together with any concert parties, in the shares of the Company did not then exceed 40.1137%.

In accordance with UK Listing Rule 6.4.2R, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

CONTACTS

Company Secretariat Clare Wardle T +44 (0)20 7355 8406	Investor Relations Sarah Willett T +44 (0)7970 145 218	Media Relations Shanna Wendt T +44 (0)7976 595 168

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 22, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary